FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2008

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes              No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes              No       X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes              No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item
1.	Letter to the Buenos Aires Stock Exchange regarding the minutes of Ordinary and Extraordinary Shareholders’ Meeting

SUMMARY OF MINUTES OF BBVA BANCO FRANCÉS S.A. ORDINARY / SPECIAL SHAREHOLDERS’ MEETING – HELD AT FIRST CALL ON MARCH 28, 2008 (BUENOS AIRES, ARGENTINA).

An Ordinary and Special Shareholders’ Meeting of BBVA Banco Francès S.A. was held in the offices of the corporation at first call on March 28, 2008, at 4:30 pm, pursuant to Section 27 of the Bylaws. The Meeting was chaired by Mr. Jorge Carlos Bledel, Chairman of the Board of Directors.

According to the Share Registry and the Shareholders’ Attendance Registry, a total of 17 shareholders were present at this Ordinary and Special Shareholders’ Meeting that was held at the first call:

6 shareholders were present in person and 11 by proxy,

with a total of 410,757,683 book-entry, common, registered shares, of one vote each and a face value of one Argentine peso each. This represents a capital of Arg. Pesos 410,757,683, i.e. 87.14% of a total capital of Arg. Pesos 471,361,306. Therefore, the quorum required by Sections 243 and 244 of the Argentine Business Associations Law (Ley de Sociedades Comerciales) and Section 27 of the Bylaws was met.

Mr. Ariel Schmutz, Certified Public Accountant, holder of National Identity Document (DNI) No: 13.029.557, was present on behalf of the Argentine Stock Exchange (Bolsa de Comercio de Buenos Aires).

The Chairman declared the meeting open, and the following items on the Agenda were discussed:

1.	APPOINTMENT OF TWO SHAREHOLDERS TO PREPARE AND SIGN THE MINUTES OF THE MEETING, ALONG WITH THE CHAIRMAN OF THE MEETING

The appointment of Messrs. Juan Duggan and Gotardo Pedemonte to sign the minutes of the meeting, together with the Chairman, was accepted by a majority of votes, as follows:

Positive votes:	410,733,383, that represented 99.9998 % of capital present,
Negative votes:	900, which represented 0.0002 % of capital present, and
Abstentions:	23,400, which represented 0.0057 % of capital present.

2.	CONSIDERATION OF THE ANNUAL REPORT, FINANCIAL STATEMENTS, ADDITIONAL INFORMATION AND OTHER ACCOUNTING INFORMATION, STATUTORY AUDIT COMMITTEE’S REPORT AND AUDITOR’S REPORT FOR TAX YEAR NO. 133, ENDED ON DECEMBER 31, 2007.

This item was submitted to voting and was approved by a majority of votes, as follows:

Positive votes:	406,767,302, that is, 99.9998 % of capital present;
Negative votes:	602, that is, 0.0002 % of capital present, and
Abstentions:	3,989,763, that is, 0.9713 % of capital present.

3.	APPROVAL OF THE BOARD OF DIRECTORS’ AND STATUTORY AUDIT COMMITTEE PERFORMANCE

Mr. Pedemonte moved for the approval of the work carried out in 2007 by the Board of Directors and the Statutory Auditor’s Committee. The results of the voting were as follows:

Positive votes:	410,706,236, that is, 99.9965% of capital present;
Negative votes:	14,334, that is 0.0035% of capital present, and
Abstentions:	37,113, that is 0.0090% of capital present.

4.	CONSIDERATION OF THE INCOME FOR TAX YEAR NO. 133, ENDED DECEMBER 31, 2007. DISTRIBUTION OF CASH DIVIDENDS SUBJECT TO RELEVANT AUTHORIZATIONS

The Shareholders’ Meeting approved by a majority the following items:

(i)	Distribution of cash dividends for a total amount of Arg. Pesos 164,000,000 to be distributed pro-rata to the nominal holdings of each shareholder, which represents $ 0.34793 per share; and

(ii)	Allocation of the amount of Arg. Pesos 47,009,804.83 to the Legal Reserve.

The results of the voting were as follows:

Positive votes:	410,725,952, that is, 99.9995 % of capital present;
Negative votes:	2,256, that is, 0.0005 % negative votes, and
Abstentions:	29,475, that is, 0.0072 % of capital present.

5.	BOARD OF DIRECTORS’ FEES FOR THE YEAR ENDED DECEMBER 31, 2007.

The shareholders approved by a majority the total fees of the Board of Directors for the 2007 tax year in the amount of Arg. Pesos 8,283,709, as follows:

Positive votes:	410,683,820, that is, 99.9943 % of capital present;
Negative votes:	23,403, that is, 0.0057 % of capital present, and
Abstentions:	50,460, that is, 0.0123 % of capital present.

6.	DISCUSSION OF THE STATUTORY AUDIT COMMITTEE’S FEES FOR THE TAX YEAR ENDED DECEMBER 31, 2007.

The total amount of Arg. Pesos 20,429.25 received by the Statutory Audit Committee as fees for the year ended December 31, 2007 was approved by a majority of votes, as follows:

Positive votes:	410,703,173, that is, 99.9965 % of capital present;
Negative votes:	14,448, that is, 0.0035 % of capital present, and
Abstentions:	40,062, that is, 0.0098 % of capital present.

7.	NUMBER OF MEMBERS OF THE BOARD OF DIRECTORS AND ELECTION OF ANY DIRECTORS, IF APPROPRIATE FOR A TERM OF THREE YEARS

The Shareholders’ Meeting approved by a majority (i) the organization of a BOD with 7 regular directors and 2 alternate directors; (ii) the appointment of Mr. Jesús Gonzalvo Lozano as regular director, who has the status of independent director required by the Sarbanes Oxley Act regulations and the status of non independent director pursuant to the Argentine Securities Commission domestic regulations; and (iii) the appointment of Mr. Luis Bernardo Juango Fitero as regular director, who has the status of independent director required by the Sarbanes Oxley Act and the status of non independent director pursuant to the terms of the Argentine Securities Commission (Comisión Nacional de Valores) regulations, as follows:

Positive votes:	410,715,815, that is, 99.9977 % of capital present;
Negative votes:	9,552, that is, 0.0023 % of capital present, and
Abstentions:	32,316 that is, 0.0079 % of capital present.

8.	ELECTION OF THREE REGULAR STATUTORY AUDITORS AND THREE ALTERNATE STATUTORY AUDITORS FOR THIS YEAR’S STATUTORY AUDIT COMMITTEE

The appointment of the members of the Statutory Committee, including three regular statutory auditors and three alternate statutory auditors as independent auditors, pursuant to the terms of the Argentine Securities Commission regulations, was approved by a majority. The appointments were as follows: Mario Rafael Biscardi, Alejandro Mosquera and Marcelino Agustín Cornejo, as regular statutory auditors; and Julieta Paula Pariso, Carolina Verónica Bouzas and Juan Manuel Minghini, as alternate statutory auditors. The voting results were as follows:

Positive votes:	410,712,461, that is, 99.9956 % of capital present;
Negative votes:	18,246, that is, 0.0044%; and
Abstentions:	26,976, that is, 0.0066 % of capital present.

9.	FEES FOR ACCOUNTANT REPORTING ON FINANCIAL STATEMENTS FOR THE TAX YEAR NO. 133 ENDED DECEMBER 31, 2007.

The amount of Arg. Pesos 1,843,375 plus VAT, as fees for Deloitte & Co., as Accountant Reporting for the tax year ended December 31, 2007 was approved by a majority, as follows:

Positive votes:	410,715,242, that is, 99.9976 % of capital present;
Negative votes:	9,666, that is, 0.0024%; and
Abstentions:	32,775, that is, 0.0080 % of capital present.

10.	APPOINTMENT OF ACCOUNTANT FOR THE CURRENT TAX YEAR’S FINANCIAL STATEMENTS

The appointment of the firm ESTUDIO DELOITTE & CO. S.R.L., represented by Mr. PABLO FRANCISCO TONINA, as auditors for the 2008 financial statements, was approved by a majority, as follows:

Positive votes:	410,725,610, that is, 99.9986 % of capital present;
Negative votes:	5,610, that is, 0.0014%; and
Abstentions:	23,463, that is, 0.0064 % of capital present.

11.	BUDGET ALLOCATION TO AUDIT COMMITTEE FOR PROFESSIONAL ADVICE

The allocation of an amount of Arg. Pesos 150,000, pursuant to the terms of Executive Order 677/200, to the Audit Committee’s budget, was approved by a majority, as follows:

Positive votes:	410,700,617, i.e. 99.9952 % of capital present,
Negative votes:	19,56, that is, 0.0048 % of capital present, and
Abstentions:	37,500, that is, 0.0091 % of capital present.

12.	EXTENSION (1) FOR 5 (FIVE) YEARS OF THE ‘PROGRAMA GLOBAL DE EMISIÓN DE OBLIGACIONES NEGOCIABLES DE BBVA BANCO FRANCÉS S.A.’ [GLOBAL CORPORATE BONDS PROGRAM ISSUANCE] FOR AN AMOUNT OF UP TO THREE MILLION U.S DOLLARS (US$ 300,000,000), AUTHORIZED AT THE SPECIAL SHAREHOLDERS’ MEETING HELD ON JULY 15, 2003 AND ALSO BY THE ARGENTINE SECURITIES COMMISSION THROUGH RESOLUTION NO. 14967 DATED NOVEMBER 29, 2004, AND MODIFIED BY THE GENERAL SHAREHOLDERS’ MEETING HELD ON APRIL 26, 2007, AND (II) EXTENSION FOR 2 (TWO) YEARS OF THE POWERS OF DELEGATION ON, AND SUB-DELEGATION OF, THE AUTHORITY OF THE BOARD OF DIRECTORS PURSUANT TO APPLICABLE LAWS AS APPROVED BY THE GENERAL SHAREHOLDERS’ MEETING HELD ON APRIL 26, 2007.

Both extensions, as mentioned in the item on the Agenda, were approved by majority of votes, as follows:

Positive votes:	410,679,575, i.e. 99.9892 % of capital present;
Negative votes:	44,262, i.e. 0.0108 % of capital present, and
Abstentions:	33,846, that is, 0.0082 % of capital present.

There being no further business to discuss, the Meeting was adjourned at 5:30 p.m.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: April 16, 2008	By:	/s/ Martín E. Zarich
	Name:	Martín E. Zarich
	Title:	Chief Financial Officer